EXHIBIT 99.1

Addex Announces Publication of Research Highlighting Therapeutic Potential of mGlu7 Modulation in Regulating Sleep and Wakefulness

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, July 8, 2026 - Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders, today announced publication of new preclinical research demonstrating that ADX71743, a selective negative allosteric modulator (NAM) of metabotropic glutamate receptor 7 (mGlu7), significantly modulates sleep-wake regulation and stress-related neurochemistry in animal models. The data, published in the International Journal of Neuropsychopharmacology, expands the growing body of evidence supporting mGlu7 as an important mechanism regulating key brain functions and a promising therapeutic target across a range of central nervous system disorders, including mood disorders, anxiety disorders, post-traumatic stress disorder (PTSD), and other conditions associated with dysregulated stress responses.

"This publication demonstrating the role of mGlu7 modulation in sleep and wakefulness adds another important piece of evidence supporting the therapeutic potential of targeting these receptors with allosteric modulation," said Tim Dyer, CEO at Addex. "ADX71743 has consistently helped establish the biological role of mGlu7 across multiple disease-relevant models, and we are pleased to see this body of work continue to strengthen the scientific rationale for Neurosterix's ongoing development of this exciting target."

In the study, ADX71743 increased wakefulness while reducing both REM and non-REM sleep in rats. The compound also altered stress-induced changes in key neurotransmitters, including glutamate, GABA and monoamines, across multiple brain regions in awake animals, producing neurochemical effects consistent with modulation of stress-responsive neural circuits. Together, these findings further validate the pharmacological profile of selective mGlu7 inhibition in vivo and provide additional support for the therapeutic potential of this novel mechanism.

Previous studies have demonstrated that selective mGlu7 inhibition can modulate anxiety-related behaviours, disrupt maladaptive fear memory reconsolidation and influence glutamatergic signalling in both rodent and human brain tissue.

About ADX71743
ADX71743 is a potent, selective, brain-penetrant negative allosteric modulator of metabotropic glutamate receptor 7 (mGlu7). The compound has served as the prototype molecule underpinning numerous publications investigating the therapeutic potential of mGlu7 modulation across anxiety, stress-related disorders, sleep regulation, fear memory and visceral pain. ADX71743 was discovered by Addex and now forms part of the mGlu7 program being advanced by Neurosterix, the neuroscience company launched by Addex and Perceptive Advisors in 2024.

About Addex Therapeutics

Addex Therapeutics s a clinical-stage biopharmaceutical company focused on developing a portfolio of novel small molecule allosteric modulators for neurological disorders. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is under evaluation for future development in brain injury recovery, including post-stroke and traumatic brain injury recovery. Addex's partner, Indivior, has selected a GABAB PAM drug candidate for development in substance use disorders and has successfully completed IND enabling studies. Addex is advancing an independent GABAB PAM program for chronic cough. Addex holds a 20% equity interest in a private spin out company, Neurosterix US Holdings LLC, which is advancing a portfolio of allosteric modulator programs, including M4 PAM for schizophrenia, psychosis and mood-related disorders and mGlu7 NAM for mood disorders. In addition, Addex has invested in Stalicla, a private Swiss company pioneering a precision medicine approach for neurodevelopmental and neuropsychiatric disorders.

Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange. For more information, visit www.addextherapeutics.com.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)7968 022075 msinclair@halsin.com

Addex Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including statements about the intended use of proceeds of the offering. The words "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "project," "potential," "continue," "target" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled "Risk Factors" in Addex Therapeutics' Annual Report on Form 20-F, prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics' views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.